FIRST DOMINION CAPITAL CORP.

ANNUAL AUDITED REPORT

FORM X-17A-5

DECEMBER 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33719

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: First Dominion Capital Corp

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
8730 Stony Point Parkway, Suite 205
(No. and Street)

Richmond   VA   23235
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING
Christopher Anci   917-743-4489   canci@1dcc.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Tait, Weller & Baker LLP
(Name – if individual, state last, first, and middle name)

50 S 16th Street, Suite 2900   Philadelphia   PA   19102-2529
(Address)   (City)   (State)   (Zip Code)

10/16/2003   445
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Anci, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First Dominion Capital Corp., as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
First Dominion Capital Corp.
Richmond, Virginia

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Dominion Capital Corp. as of December 31, 2025, the related statements of income (loss), changes in ownership equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of First Dominion Capital Corp. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of First Dominion Capital Corp.'s management. Our responsibility is to express an opinion on First Dominion Capital Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to First Dominion Capital Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as First Dominion Capital Corp.'s auditor since 1984.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information on pages 3, 4, 6, and 7 has been subjected to audit procedures performed in conjunction with the audit of First Dominion Capital Corp.'s financial statements. The supplemental information is the responsibility of First Dominion Capital Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 3, 4, 6, and 7 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tait, Weller & Baker LLP
TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
February 28, 2026

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	**FIRST DOMINION CAPITAL CORP**	**N 3**				100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND
CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/2025 **99**

SEC FILE NO. 8-33719 **98**

Consolidated **198**

Unconsolidated **199**

		Allowable		Non-Allowable		Total	
1.	Cash	$ 48,004	200			$ 48,004	750
2.	Receivables from brokers or dealers:						
	A. Clearance account		295				
	B. Other		300	$ 1,810	550	1,810	810
3.	Receivable from non-customers		355		600		830
4.	Securities and spot commodities owned at market value:						
	A. Exempted securities		418				
	B. Debt securities		419				
	C. Options		420				
	D. Other securities		424				
	E. Spot commodities		430				850
5.	Securities and/or other investments not readily marketable:						
	A. At cost $ 130						
	B. At estimated fair value		440		610		860
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
	A. Exempted securities $ 150						
	B. Other securities $ 160						
7.	Secured demand notes:		470		640		890
	Market value of collateral:						
	A. Exempted securities $ 170						
	B. Other securities $ 180						
8.	Memberships in exchanges:						
	A. Owned, at market $ 190						
	B. Owned, at cost				650		
	C. Contributed for use of the company, at market value				660		900
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11.	Other assets		535	615	735	615	930
12.	TOTAL ASSETS	$ 48,004	540	$ 2,425	740	$ 50,429	940

OMIT PENNIES

1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER FIRST DOMINION CAPITAL CORP as of 12/31/2025

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value		[1410]	[1720]
from outsiders $ [990]			
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 0 [1230]	$ 0 [1450]	$ 0 [1760]

Ownership Equity		Total
21. Sole Proprietorship		[1780]
22. Partnership (limited partners) .35	[1020])	[1770]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		25,684 [1792]
C. Additional paid-in capital		603,101 [1793]
D. Retained earnings		(578,356) [1794]
E. Accumulated other comprehensive income		[1797]
F. Total		50,429 [1795]
G. Less capital stock in treasury		[1796]
24. TOTAL OWNERSHIP EQUITY	$	50,429 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$	50,429 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	FIRST DOMINION CAPITAL CORP	as of 12/31/2025

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $	50,429	3480
2. Deduct ownership equity not allowable for Net Capital	( )	3490
3. Total ownership equity qualified for Net Capital	50,429	3500
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		3520
B. Other (deductions) or allowable credits (List)		3525
5. Total capital and allowable subordinated liabilities .... $	50,429	3530
6. Deductions and/or charges:		
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) .... $ 2,425	3540	
B. Secured demand note delinquency	3590	
C. Commodity futures contracts and spot commodities – proprietary capital charges	3600	
D. Other deductions and/or charges	3610	(2,425) 3620
7. Other additions and/or allowable credits (List)		3630
8. Net capital before haircuts on securities positions .... $	48,004	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
A. Contractual securities commitments .... $	3660	
B. Subordinated securities borrowings	3670	
C. Trading and investment securities:		
1 Exempted securities	3735	
2. Debt securities	3733	
3. Options	3730	
4. Other securities	3734	
D. Undue Concentration	3650	
E. Other (List)	3736	( ) 3740
10. Net Capital .... $	48,004	3750

OMIT PENNIES

The net capital reported in the Company's unaudited FOCUS report agrees with the audited net capital reported above.

3

See Notes to Financial Statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	FIRST DOMINION CAPITAL CORP	as of 12/31/2025

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$		3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)..	$	43,004	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	42,004	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$	0	3790
17. Add:				
A. Drafts for immediate credit ....$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited...$	3810			
C. Other unrecorded amounts (List) ....$	3820	$		3830
18. Total aggregate indebtedness		$	0	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)		%	0	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		%	0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits..........	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)...	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement , or
   2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

4

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	FIRST DOMINION CAPITAL CORP

For the period (MMDDYY) from 1/1/2025 [3932] to 12/31/2025 [3933]

Number of months included in this statement _____ [3931]

STATEMENT OF INCOME (LOSS) or STATEMENT OF COMPREHENSIVE INCOME
(as defined in §210.1-02 of Regulation S-X), as applicable

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ _____ [3935]
   b. Commissions on listed option transactions .... _____ [3938]
   c. All other securities commissions .... _____ [3939]
   d. Total securities commissions .... _____ [3940]
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... _____ [3945]
   b. From all other trading .... _____ [3949]
   c. Total gain (loss) .... _____ [3950]
3. Gains or losses on firm securities investment accounts .... _____ [3952]
4. Profit (loss) from underwriting and selling groups .... _____ [3955]
5. Revenue from sale of investment company shares .... _____ [3970]
6. Commodities revenue .... _____ [3990]
7. Fees for account supervision, investment advisory and administrative services .... _____ [3975]
8. Other revenue .... 1,405,282 [3995]
9. Total revenue .... $ 1,405,282 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers .... _____ [4120]
11. Other employee compensation and benefits .... _____ [4115]
12. Commissions paid to other broker-dealers .... _____ [4140]
13. Interest expense .... _____ [4075]
    a. Includes interest on accounts subject to subordination agreements .... _____ [4070]
14. Regulatory fees and expenses .... 17,756 [4195]
15. Other expenses .... 1,449,339 [4100]
16. Total expenses .... $ 1,467,095 [4200]

NET INCOME / COMPREHENSIVE INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $ (61,813) [4210]
18. Provision for Federal income taxes (for parent only) .... _____ [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... _____ [4222]
    a. After Federal income taxes of .... _____ [4338]
20. [RESERVED]
    a. [RESERVED]
21. [RESERVED]
22. Net income (loss) after Federal income taxes .... $ (61,813) [4230]

23. Other comprehensive income (loss) .... _____ [4226]
    a. After Federal income taxes of .... _____ [4227]
24. Comprehensive income (loss) .... (61,813) [4228]

MONTHLY INCOME
25. Income (current month only) before provision for Federal income taxes .... $ _____ [4211]

See Notes to Financial Statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	FIRST DOMINION CAPITAL CORP

For the period (MMDDYY) from _1/1/2025_to _12/31/2025_

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period	$ 62,242	4240
	A. Net income (loss)	(61,813)	4250
	B. Additions (Includes non-conforming capital of .....$_____ 4262)	50,000	4260
	C. Deductions (Includes non-conforming capital of.....$_____ 4272)		4270
2.	Balance, end of period (From item 1800)	$ 50,429	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	$	4300
	A. Increases		4310
	B. Decreases		4320
4.	Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

See Notes to Financial Statements

SEC 1696 (11-18) 8 of 9

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	FIRST DOMINION CAPITAL CORP	as of 12/31/2025

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm [4335] _____ [4570]

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE: **DESCRIPTIONS**
1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals

See Notes to Financial Statements

SEC 1696 (11-18) 9 of 9

FIRST DOMINION CAPITAL CORP.

STATEMENT OF CASH FLOWS

<u>Year ended December 31, 2025</u>

Cash flows from operating activities

Net Income	$	(61,813)
Adjustments to reconcile net income to net cash used in operating activities		
Decrease in Accounts Receivable		44,904
Decrease in Other Assets		116
Decrease in Accounts Payable/Non Customers		(413)
Net Cash used in operating activities		(17,206)

Cash flows from Financing Activities

Contributed Capital	30,000
Proceeds from issuance of common stock	20,000
Net Cash provided by financing activities	50,000
NET INCREASE IN CASH	32,794

Cash

Beginning of year		15,210
End of year	$	48,004

See Notes to Financial Statements

FIRST DOMINION CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS

<u>Year ended December 31, 2025</u>

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION
First Dominion Capital Corp. (the "*Company*") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

NATURE OF OPERATIONS
The Company derives the majority of its revenue by providing introduction services for raising capital through private placement and referrals of investors. The Company receives service fees for providing back-office support to registered representatives. The Company also receives revenue from mutual fund trails.

USES OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS
Cash equivalents include all highly liquid short-term instruments purchased with a maturity of three months or less.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amounts of cash, commissions receivable, and accrued expenses approximate fair value because of the short maturity of these items.

REVENUE RECOGNITION
Under Topic 606, the Company identifies the contract with a customer, identifies the performance obligations in the contract, determines the transaction price, allocates the transaction price to the performance obligations in the contract, and recognizes revenue when (or as) the Company satisfies a performance obligation.

Income is recorded on a settlement date basis; however, all transactions are reviewed and adjusted on a trade date basis if significant.

INCOME TAXES
The liability method is used to calculate deferred income taxes. Under this method, deferred tax assets and liabilities are recognized on temporary differences between the financial statements and tax bases of assets and liabilities using applicable enacted rates. The principal types of differences between assets and liabilities for financial statements and tax return purposes relate to the recording of income and expenses for tax purposes when cash is received and paid. Deferred income taxes are not provided in the financial statements as the carrying values of assets and liabilities for income tax reporting purposes approximates their corresponding financial reporting basis or the tax basis of an asset has been fully reserved. Due to uncertainty regarding the recognition of the net operating loss carryforward in future years, the related deferred tax asset has been fully reserved.

Management has analyzed the Company's tax positions and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on federal, state and local income tax returns for open years (2022-2024) or expected to be taken on the Company's 2025 tax return.

FIRST DOMINION CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS – (Continued)

<u>Year ended December 31, 2025</u>

In December 2023, the Financial Standards Accounting Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures". It is effective for annual periods beginning after December 15, 2024 to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid disaggregated by jurisdiction, in addition to certain other amendments intended to improve the effectiveness of income tax disclosures. The Company adopted this accounting standard on January 1, 2025, which expanded the income tax disclosures beginning with this statement of financial condition. It did not have an impact on the Company's financial results

SUBSEQUENT EVENTS

Subsequent events after the balance sheet date through the date that the financial statements were issued have been evaluated in the preparation of the financial statements. Based on that evaluation, management has determined that no subsequent events have occurred which would require disclosure in the financial statements.

RELATED PARTIES

One of the Company's directors is an affiliated shareholder and majority owner of the Company's outstanding shares.

(2) REGULATORY REQUIREMENTS

The Company does not claim an exemption as it is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to acting as a private placement agent in capital raising activities, referrals of investors, mutual fund trails, and service fees charged to registered representatives. The Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Pursuant to the net capital provisions of Rule 15c-3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2025, the Company had net capital of $48,004, which exceeded its net capital requirement of $5,000 by $43,004. The percentage of aggregate indebtedness to net capital was 0.00%

(3) SUBORDINATED LIABILITIES

There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2025.

(4) SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker dealer, focusing mainly on private placements and referrals. The Company has identified its CEO as the chief operating decision maker ("CODM"). The CODM uses all material financial information, including revenue, expenses and assets, to evaluate the results of the business and to make operational decisions. The Statement of Income provides the CODM the revenue and expenses of the segment.

FIRST DOMINION CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS – (Continued)

<u>**Year ended December 31, 2025**</u>

(6) REVENUE FROM CONTRACTS WITH CUSTOMERS

Private Placement and Referral fees. The Company provides introduction services for raising capital. Revenue for this service is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled.

Service fees. The Company provides service fees for back-office support. The support consists of making sure that all registrations are properly completed and maintained. Fees are recognized as revenue as services are provided.

Mutual funds. The Company receives revenue from mutual fund trails. The Company believes that its performance obligation is fulfilled on the trade date.

The following table presents revenue by major source.

Revenue from contracts with customers	
Private Placement and Referral fees	$ 1,307,258
Service fees	82,106
Mutual funds	15,918
Total Revenue from contracts with customers	$1,405,282



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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
First Dominion Capital Corp.
Richmond, Virginia

We have reviewed management's statements included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5 in which (1) First Dominion Capital Corp. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to acting as a private placement agent in capital raising activities, referrals of investors, mutual fund trails, and service fees charged to registered representatives. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

First Dominion Capital Corp.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Dominion Capital Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
February 28, 2026

First Dominion Capital Corp.

Exemption Report

First Dominion Capital Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5 (d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to acting as a private placement agent in capital raising activities, referrals of investors, mutual fund trails, and service fees charged to registered representatives, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4) and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

First Dominion Capital Corp.

I, __Christopher Anci__ , swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

President

Date: February 28, 2026